UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

PACTIV EVERGREEN INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39528	88-0927268
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1900 W. Field Court Lake Forest, IL	60045
(Address of principal executive offices)	(Zip Code)

Chandra J. Mitchell, (847) 482-2000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Disclosure Requirement

This disclosure for the year ended December 31, 2023 is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended. The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals. Conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. The Rule imposes certain reporting obligations on SEC reporting companies whose manufactured products or products contracted to be manufactured contain conflict minerals that are necessary to the functionality or production of their products. Such companies must conduct in good faith a reasonable country of origin inquiry regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or any adjoining countries or are from recycled or scrap sources.

The Company

Pactiv Evergreen Inc. (the “Company,” “we,” “our” or “us”) is a leading manufacturer and distributor of fresh foodservice and food merchandising products and fresh beverage cartons in North America. We produce a broad range of products that protect, package and display fresh food and beverages for consumers who want to eat or drink fresh, prepared or ready-to-eat food and beverages conveniently and with confidence. We supply our products to a broad and diversified mix of companies, including full service restaurants (“FSRs”), quick service restaurants (“QSRs”), foodservice distributors, supermarkets, grocery and healthy eating retailers, other food stores, food and beverage producers and food processors.

We manufacture and sell products through the following two segments:

•
Foodservice. Our Foodservice segment manufactures a broad range of products, including food containers, drinkware, tableware, serviceware and other products that make eating on-the-go more enjoyable and easy to do. Foodservice’s customer base includes chain restaurants, FSRs, established and emerging QSRs, distributors, institutional foodservice (such as airports, schools and hospitals) and convenience stores.
•
Food and Beverage Merchandising. Our Food and Beverage Merchandising segment manufactures products that protect and attractively display food and beverages while preserving freshness. Food and Beverage Merchandising products include cartons for fresh refrigerated beverage products, primarily serving dairy, juice and other specialty beverage end-markets, clear rigid-display containers, containers for prepared and ready-to-eat food, trays for meat and poultry and egg cartons. Food and Beverage Merchandising also manufactures and supplies integrated fresh carton systems, which include printed cartons, spouts and filling machinery, and produces fiber-based liquid packaging board for our internal requirements and to sell to other fresh beverage carton manufacturers.

Conflict Minerals Disclosure

The substantial majority of the products we manufacture or contract to be manufactured are packaging products made of plastic, paper or aluminum. We also manufacture machinery used in certain packaging processes. We reviewed whether any conflict minerals are necessary to the functionality or production of a product manufactured by us or contracted to be manufactured by us. We surveyed vendors of components of our products to determine whether any of the products we purchased as components for incorporating into machinery that we manufactured contained any conflict minerals.

We received responses from most of our vendors. Our review concluded that certain components that we purchase from our vendors that are contained in the machinery manufactured by us contain conflict minerals. No vendors, however, provided information that led us to conclude that components supplied to us contain conflict minerals originating in the Democratic Republic of the Congo or any adjoining countries. Our analysis further determined that, other than certain components obtained from our suppliers, no conflict mineral or conflict mineral derivative is contained as a necessary element to the functionality or production of any product manufactured for sale by the Company.

We have completed our reasonable country of origin inquiry for the year ended December 31, 2023 and have determined in good faith that we have no reason to believe that the necessary conflict minerals may have originated in the Democratic Republic of the Congo or any adjoining countries and not come from recycled or scrap sources.

As a downstream purchaser of conflict minerals, our reasonable country of origin inquiry can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our conclusions are necessarily based on information and representation from our vendors. Such sources of information may yield inaccurate or incomplete information.

A copy of the disclosure is available on the Company’s website at the following link: https://investors.pactivevergreen.com/financial-information/sec-filings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2024

PACTIV EVERGREEN INC.

By:	/s/ Chandra J. Mitchell
Chandra J. Mitchell
Chief Legal Officer and Secretary